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Exhibit 99.1

        This Security is not insured by the Federal Deposit Insurance Corporation or the Canada Deposit Insurance Corporation or any federal or other governmental agency of the United States of America or Canada.

        This Security is a global Security within the meaning of the Indenture hereinafter referred to and is registered in the name of the Depositary or a nominee thereof. This Security may not be transferred to, or registered or exchanged for Securities registered in the name of, any Person other than the Depositary or a nominee thereof or a successor of such Depositary or a nominee of such successor, and no such transfer may be registered, except in the limited circumstances described in the Indenture. Every Security authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, this Security shall be a global Security subject to the foregoing, except in such limited circumstances.

        Unless this Certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the Company or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment hereon made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

THE TORONTO-DOMINION BANK

[    ]% Notes due [                ]

Payments at maturity linked to the performance of the common stock of
[            ]

No. 1	US$
CUSIP No.

        The Toronto-Dominion Bank, a financial institution duly organized and existing under the Bank Act (Canada)(herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to CEDE & CO., or registered assigns, for each $1,000 principal amount of the Notes represented hereby not previously repurchased or redeemed an amount equal to the Redemption Amount (as defined on the reverse hereof) on the Maturity Date (as defined on the reverse hereof). The Company shall pay interest on the principal amount hereof from and including [            ] (the "Issue Date") or from and including the most recent Interest Payment Date to which interest on this Note or any predecessor Note has been paid or duly provided for to, but excluding, the succeeding Interest Payment Date or the Maturity Date, on the Interest Payment Dates (as defined on the reverse hereof) and on the Maturity Date, at the rate per annum equal to [    ]%, until the principal hereof is paid or duly made available for payment; provided however, if the Maturity Date is extended in the event of a Disrupted Day, no interest shall accrue for the duration of such extension from the scheduled Maturity Date until the extended Maturity Date. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will be paid to the person in whose name this Note (or any predecessor Note) is registered (the "Holder") at the close of business on the Business Day next preceding such Interest Payment Date (the "Regular Record Date"); provided, however, that interest payable on the Maturity Date of this Note will be payable to the person to whom principal shall be payable. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the person in whose name this Note (or any predecessor Note) is registered at the close of business on a special record date for the payment of such defaulted interest (the "Special Record Date") to be fixed by the Company, notice of which shall be given to the Holder not less than 10 calendar days prior to such Special Record Date, or be paid at any time in any other lawful manner. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

        In the event that an Interest Payment Date is not a Business Day (as defined below), the Company will pay interest on the next day that is a Business Day, with the same force and effect as if made on the Interest Payment Date, and without any interest or other payment with respect to the delay.

        Payment of the Redemption Payment Amount of, and interest on, this Note will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, other than any payment in the form of the Physical Delivery Amount.

        This Note is redeemable prior to the Maturity Date as provided in Article IV on the reverse hereof.

        Except as provided below, all interest payments on this Note may, at the option of the Company, be made by wire transfer or check mailed to the person entitled thereto at such person's address as it appears on the Securities Register of the Company or for a holder of at least US$10,000,000 in aggregate principal amount of certificated notes having the same interest payment date, by wire transfer of immediately available funds, if the holder has given written notice to the paying agent not later than 15 calendar days prior to the applicable interest payment date, unless otherwise specified.

        Payments of the Redemption Amount and interest due on the Maturity Date will be made in immediately available funds upon surrender of this Note at the corporate trust office or agency of the Trustee (or any duly appointed Paying Agent) maintained for that purpose in the Borough of Manhattan, New York City (the "Corporate Trust Office"), provided that this Note is presented to the Trustee (or any such Paying Agent) in time for the Trustee (or any such Paying Agent) to make such payments in such funds in accordance with its normal procedures.

        Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

        Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

2

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated:                         , 2006

THE TORONTO-DOMINION BANK
By:	Name: Title:

3

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

        This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

, As Trustee
By:	Authorized Signer

4

        [REVERSE OF NOTE]

Definitions

As used herein the following capitalized terms have the following meanings:

        "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in Toronto, Ontario, Canada or New York, New York.

        "Calculation Agent" shall mean the Person responsible for the calculations and determinations required to be made pursuant to the terms hereof. Initially, the Calculation Agent shall be TD Securities Inc.

        "Disrupted Day" shall mean any Scheduled Trading Day on which a Relevant Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred and is continuing.

        "Final Share Price" shall mean the Market Price of the Reference Shares on the Valuation Date as determined by the Calculation Agent.

        "Indenture" shall mean the Indenture, dated as of June 30, 2006, between the Company and The Bank of New York, as trustee.

        "Initial Share Price" shall mean [$    ], subject to adjustment as described below.

        "Interest Payment Date" shall mean [            ], [            ] ,[            ] and [            ].

        "Limit Price" shall mean [$            ], subject to adjustment as described below.

        "Market Disruption Event" shall mean with respect to the Reference Shares:

  (a)
  the occurrence or existence of a condition specified below at any time which the Calculation Agent determines is material:

  (i)
  any suspension of or limitation imposed on trading by the Relevant Exchange or any Related Exchange, and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange or any Related Exchanges or otherwise, (A) relating to the Reference Shares or (B) in futures or options contracts relating to the Reference Shares, on any relevant Related Exchange; or

  (ii)
  any event (other than an event described in (b) below) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (A) to effect transactions in, or obtain market values the Reference Shares or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Shares, on any relevant Related Exchange; or

  (b)
  the closure on any Scheduled Trading Day of the Relevant Exchange relating the Reference Shares or any Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by the Relevant Exchange or such Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the Relevant Exchange or such Related Exchange on such Scheduled Trading Day for the Relevant Exchange or such Related Exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such Scheduled Trading Day for the Relevant Exchange or such Related Exchange.

        "Market Price" shall mean the official closing price of the Reference Shares on the Relevant Exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the Reference Shares are not listed or traded as described above for any reason other than a Disrupted Day, then the Market Price for the Reference Shares on any Scheduled Trading Day will be the average, as determined by the Calculation Agent, of the bid prices for the Reference Shares obtained from as many dealers in the Reference Shares selected by the Calculation Agent as will make those bid prices available to the Calculation Agent. The number of dealers need not exceed three and may include the Calculation Agent or any of its or the Company's affiliates. To the extent a Disrupted Day exists on the day on which the Final Share Price is to be determined, the Final Share Price will be the Market Price of the Reference Shares on the first following Scheduled Trading Day on which a Disrupted Day does not exist with respect to the Reference Shares; provided that if a Disrupted Day exists on ten consecutive Scheduled Trading Days after the scheduled Valuation Date, the tenth Scheduled Trading Day Shall be the Valuation Date, and the Calculation Agent shall determine the Final Share Price on such date in good faith and in its sole discretion based upon its estimate of the value of the Reference Shares as of the close of trading on that tenth Scheduled Trading Day. In the event that the Valuation Date is postponed, the Maturity Date shall also be postponed to the fourth Business Day following the postponed Valuation Date.

        "Maturity Date" shall mean [            ], or if such day is not a Business Day, the following Business Day. The Maturity Date is subject to adjustment as described below.

        "Minimum Amount" shall mean an amount equal to 1% of the principal amount of this Note.

        "Plan" shall mean an investor all or any part of whose assets consist of the assets of an employee benefit plan that is subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code.

        "Redemption Amount" shall be determined by the Calculation Agent as follows:

  •
  If the Final Share Price is equal to or greater than the Initial Share Price, the Redemption Amount will be 100% of the principal amount of the Note (the "Cash Delivery Amount");

  •
  If the Final Share Price is less than the Initial Share Price and the Market Price of the Reference Shares was not less than the Limit Price on any Scheduled Trading Day during the period beginning on the Settlement Date to and including the Valuation Date (the "Relevant Period"), the Redemption Amount will be the Cash Delivery Amount; or

  •
  If the Final Share Price is less than the Initial Share Price and the Market Price of the Reference Shares was less than the Limit Price on any Scheduled Trading Day during the Relevant Period, the Redemption Amount will be [    ] Reference Shares for each $1,000 principal amount of Notes, plus an amount in cash equal to the product of [    ] (representing fractional shares) times the Market Price of the Reference Shares on the Valuation Date (the "Physical Delivery Amount"); provided that if the fair market value of the Physical Delivery Amount (excluding accrued interest and expressed in absolute terms), as determined by the Calculation Agent in its absolute discretion, on the Valuation Date is less than the Minimum Amount (as defined below), the Bank shall, in lieu of the Physical Delivery Amount, pay to holders an amount in cash equal to the Minimum Amount.

        The Redemption Amount will not include dividends paid on the common stock included in the Reference Shares.

        "Reference Issuer" shall mean [            ].

        "Reference Shares" shall mean the common stock of the Reference Issuer.

        "Related Exchange" means, with respect to the Reference Shares, each exchange or quotation system on which futures or options contracts relating to the Reference Shares are traded, any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to Reference Shares has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Reference Shares on such temporary substitute exchange or quotation system as on the original Related Exchange).

        "Relevant Exchange" shall mean the primary exchange or market of trading of Reference Shares

        "Relevant Period" shall mean the period beginning on the Settlement Date to and including the Valuation Date.

        "Scheduled Trading Day" shall mean any day on which the Relevant Exchange and each Related Exchange are scheduled to be open for trading for the Reference Shares.

        "Scheduled Closing Time" shall mean, with respect to the Relevant Exchange or a Related Exchange, on any Scheduled Trading Day, the scheduled weekday closing time of the Relevant Exchange or such Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours.

        "Settlement Date" shall mean [            ].

        "Valuation Date" shall mean [            ], subject to adjustment as described below, provided, however, that if such day is not a Scheduled Trading Day, the Valuation Date shall be the first preceding day that is a Scheduled Trading Day.

        Other capitalized terms used but not defined herein have the meanings given in the Indenture.

ARTICLE I

GENERAL

        This Note is one of a duly authorized issue of notes of the Company (herein called the "Notes") issued and to be issued in one or more series under the Indenture, to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee, and the Holders of the Notes and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof and will initially be offered in the principal amount of $                        . The Company may, without the consent of the Holders, issue additional Notes of this series and thereby increase such principal amount in the future, on the same terms and conditions and with the same CUSIP number as this Note.

ARTICLE II

PAYMENT

Section 2.1    Impact of Market Disruption.

        To the extent a Disrupted Day exists on the day on which the Final Share Price is to be determined, the Valuation Date shall be the first following Scheduled Trading Day on which a Disrupted Day does not exist with respect to the Reference Shares, provided that if a Disrupted Day exists on ten consecutive Scheduled Trading Days after the scheduled Valuation Date, the tenth Scheduled Trading Day shall be the Valuation Date, and the Calculation Agent shall determine the Final Share Price on such date in good faith and in its sole discretion based upon its estimate of the value of the Reference Shares as of the close of trading on that tenth Scheduled Trading Day. In the event that the Valuation Date is postponed, the Maturity Date shall also be postponed to the fourth Business Day following the postponed Valuation Date.

Section 2.2    Physical Delivery Amount.

        The Company may, under certain circumstances to be determined by and at the sole option of the Company, pay Holders, in lieu of the Physical Delivery Amount, the cash equivalent of such shares with a per share price equal to the Final Share Price.

Section 2.3    Notice of Redemption Amount.

        The Company shall cause the Calculation Agent to provide written notice to the Trustee, on which notice the Trustee may conclusively rely, of the Redemption Amount, by the close of business on the Business Day preceding the Maturity Date. All percentages resulting from any calculation with respect to the Notes will be rounded to the nearest one hundredth of a percentage point, with five one thousandths of a percentage point rounded upwards, and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

ARTICLE III

ANTI-DILUTION ADJUSTMENTS

Section 3.1    General.

        The Calculation Agent will adjust the Initial Share Price or the Physical Delivery Amount or both as described below, if an event described below occurs and the Calculation Agent determines that such event has a diluting or concentrative effect on the theoretical value of the Reference Shares.

        In each case where the Physical Delivery Amount changes, the Initial Share Price will generally also change. Typically, the Initial Share Price will be adjusted as follows:

        The Calculation Agent will adjust the Initial Share Price by multiplying the prior Initial Share Price by a fraction whose numerator is the prior Physical Delivery Amount and whose denominator is the new Physical Delivery Amount.

New Initial Share Price =

Prior Initial Share Price	X	Prior Physical Delivery Amount New Physical Delivery Amount

        The adjustments described below do not cover all events that could affect the value of the Notes.

        If one of the events described below occurs and the Calculation Agent determines that the event has a diluting or concentrative effect on the theoretical value of the Reference Shares, the Calculation Agent will calculate a corresponding adjustment to the Initial Share Price or the Physical Delivery Amount or both as the Calculation Agent determines appropriate to account for that diluting or concentrative effect. The Calculation Agent will also determine the effective date of that adjustment. The Limit Price will also be adjusted as appropriate. Upon making any such adjustment, the Calculation Agent shall give notice as soon as practicable to the Trustee, stating the adjustment to the Initial Share Price, Physical Delivery Amount or the Limit Price or all of them.

        If more than one event requiring adjustment occurs, the Calculation Agent will make such an adjustment for each event in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the Initial Share Price or the Physical Delivery Amount or both for the first event, the Calculation Agent will adjust the Initial Share Price or the Physical Delivery Amount or both for the second event, applying the required adjustment to the Initial Share Price and Physical Delivery Amount as already adjusted for the first event, and so on for any subsequent events.

        For any dilution event described below, the Calculation Agent will not have to adjust the Initial Share Price or the Physical Delivery Amount unless the adjustment would result in a change to the Initial Share Price or the Physical Delivery Amount of at least 0.1% in the Initial Share Price or Physical Delivery Amount that would apply without the adjustment. The Initial Share Price and the Physical Delivery Amount resulting from any adjustment will be rounded up or down, as appropriate, to, in the case of the Initial Share Price, the nearest cent, and, in the case of the Physical Delivery Amount, the nearest thousandth, with one-half cent and five hundred-thousandths, respectively, being rounded upward.

        If an event requiring antidilution adjustment occurs, the Calculation Agent will make any adjustments with a view to offsetting, to the extent practical, any change in the Holder's economic position relative to the Notes, which results solely from that event. The Calculation Agent may, in its sole discretion, modify any antidilution adjustments as necessary to ensure an equitable result.

        The Calculation Agent will provide a Holder information about any adjustments it makes upon such Holder's written request.

        Events that may require an antidilution adjustment, include but are not limited to, the following:

  •
  a subdivision, consolidation or reclassification of the Reference Shares or a free distribution or dividend of any Reference Shares to existing holders of the Reference Shares by way of bonus, capitalization or similar issue;

  •
  a distribution or dividend to existing holders of the Reference Shares of:

  —
  Reference Shares,

  —
  other share capital or securities granting the right to payment of dividends equally or proportionately with such payments to holders of the Reference Shares, or

  —
  any other type of securities, rights or warrants in any case for payment (in cash or otherwise) at less than the prevailing market price as determined by the Calculation Agent;

  •
  the declaration by the Reference Issuer of an extraordinary or special dividend or other distribution whether in cash or Reference Shares or other assets;

  •
  a repurchase by the Reference Issuer of its common stock whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise;

  •
  any other similar event that may have a diluting or concentrative effect on the theoretical value of the Reference Shares; or

  •
  a consolidation of the Reference Issuer with another company or merger of the Reference Issuer with another company.

Section 3.2    Stock Splits.

        A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. If the Reference Shares are subject to a stock split, then the Calculation Agent will adjust the Physical Delivery Amount to equal the sum of the Physical Delivery Amount before that adjustment (the "prior Physical Delivery Amount") plus the product of (1) the number of new shares issued in the stock split with respect to one Reference Share and (2) the prior Physical Delivery Amount. The Initial Share Price will also be adjusted as discussed above.

Section 3.3    Reverse Stock Splits.

        A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. If the Reference Shares are subject to a reverse stock split, then the Calculation Agent will adjust the Physical Delivery Amount to equal the product of the prior Physical Delivery Amount and the quotient of (1) the number of Reference Shares outstanding immediately after the reverse stock split becomes effective and (2) the number of Reference Shares outstanding immediately before the reverse stock split becomes effective. The Initial Share Price will also be adjusted as discussed above.

Section 3.4    Stock Dividends.

        In a stock dividend, a corporation issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. If the Reference Shares are subject to a stock dividend payable in Reference Shares, then the Calculation Agent will adjust the Physical Delivery Amount to equal the sum of the prior Physical Delivery Amount plus the product of (1) the number of shares issued in the stock dividend with respect to one Reference Share and (2) the prior Physical Delivery Amount. The Initial Share Price will also be adjusted as discussed above.

Section 3.5    Other Dividends and Distributions.

        The Physical Delivery Amount will not be adjusted to reflect dividends or other distributions paid with respect to the Reference Shares, other than (i) stock dividends described above in Section 3.4, (ii) issuances of transferable rights and warrants with respect to the Reference Shares as described in Section 3.6 below, and (iii) extraordinary dividends described below in this Section 3.5.

        A dividend or other distribution with respect to the Reference Shares will be deemed to be an extraordinary dividend if its per share value exceeds that of the immediately preceding non-extraordinary dividend, if any, for the Reference Shares by an amount equal to at least 10% of the closing price of the Reference Shares on the Scheduled Trading Day that is not a Disrupted Day before the ex-dividend date. The ex-dividend date for any dividend or other distribution is the first day on which the Reference Shares trade without the right to receive that dividend or distribution.

        If an extraordinary dividend occurs, the Calculation Agent will adjust the Physical Delivery Amount to equal the product of (1) the prior Physical Delivery Amount and (2) a fraction, the numerator of which is the closing price of the Reference Shares on the Scheduled Trading Day that is not a Disrupted Day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount.

        The extraordinary dividend amount with respect to an extraordinary dividend for the Reference Shares equals (i) for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per Reference Share minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the Reference Shares, or (ii) for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

        To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent in its sole discretion. A distribution on the Reference Shares that is a dividend payable in Reference Shares that is also an extraordinary dividend, or an issuance of rights or warrants with respect to the Reference Shares that is also an extraordinary dividend will result in an adjustment to the Physical Delivery Amount only as described in Section 3.4 and Section 3.6, as the case may be, and not as described in this Section 3.5.

Section 3.6    Transferable Rights and Warrants.

        If the Reference Issuer issues transferable rights or warrants to all holders of the Reference Shares to subscribe for or purchase Reference Shares at an exercise price per share that is less than the closing price of the Reference Shares on the Scheduled Trading Day that is not a Disrupted Day before the ex-dividend date for issuance, then the Physical Delivery Amount will be adjusted by multiplying the prior Physical Delivery Amount by the following fraction:

  •
  the numerator will be the number of Reference Shares outstanding at the close of business on the day before that ex-dividend date plus the number or additional Reference Shares offered for subscription or purchase under those transferable rights or warrants, and

  •
  the denominator will be the number of Reference Shares outstanding at the close of business on the day before that ex-dividend date plus the product of (1) the total number of additional Reference Shares offered for subscription or purchase under the transferable rights or warrants and (2) the exercise price of those transferable rights or warrants divided by the closing price on the Scheduled Trading Day that is not a Disrupted Day before that ex-dividend date.

        The Initial Share Price will also be adjusted as discussed above.

Section 3.7    Reorganization Events.

        Each of the following is a reorganization event:

  (i)
  the Reference Shares are reclassified or changed;

  (ii)
  the Reference Issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all outstanding Reference Shares are exchanged for or converted into other property;

  (iii)
  a statutory share exchange involving outstanding Reference Shares and the securities of another entity occurs, other than as part of an event described above;

  (iv)
  the Reference Issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

  (v)
  the Reference Issuer issues to all holders of the Reference Shares equity securities of another issuer, other than as part of an event described above; or

  (vi)
  the Reference Issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law, or another entity completes a tender or exchange offer for all outstanding Reference Shares.

Section 3.8    Adjustments for Reorganization Events.

        If a reorganization event occurs, then the Calculation Agent will adjust the Initial Share Price, the Physical Delivery Amount and the Limit Price by adjusting the amount and type of property or properties, whether cash, securities, other property or a combination, that a prior holder of an amount of Reference Shares equal to the Physical Delivery Amount would hold after the reorganization event has occurred. The new property is referred to herein as the distribution property.

        For the purpose of making an adjustment required by a reorganization event, the Calculation Agent, in its sole discretion, will determine the value of each type of distribution property. For any distribution property consisting of a security, the Calculation Agent will use the closing price of the security on the relevant exchange notice date. The Calculation Agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the Reference Shares may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the Calculation Agent in its sole discretion.

        If a reorganization event occurs and the Calculation Agent adjusts the Physical Delivery Amount to consist of the distribution property in the event as described above, the Calculation Agent will make further antidilution adjustments for any later events that affect the distribution property, or any component of the distribution property, comprising the new Physical Delivery Amount. The Calculation Agent will do so to the same extent that it would make adjustments if Reference Shares were outstanding and were affected by the same kinds of events. If a subsequent reorganization event affects only a particular component of the Physical Delivery Amount, the required adjustment will be made with respect to that component, as if it alone were the Physical Delivery Amount.

        In this Note, references to the Calculation Agent adjusting the Physical Delivery Amount in respect of a dilution event means that the Calculation Agent will adjust the Physical Delivery Amount in the manner described in this Section 3.8 if the dilution event is a reorganization event. If a reorganization event occurs, the distribution property distributed in the event will be substituted for Reference Shares as described above. Consequently, in this Note, references to Reference Shares mean any distribution property that is distributed in a reorganization event and comprises the adjusted Physical Delivery Amount. Similarly, references to the Reference Issuer mean any successor entity in a reorganization event.

ARTICLE IV

REDEMPTION

Section 4.1    Additional Payments and Right of Redemption upon the Occurrence of a Tax Event.

        The Company will pay to any Holder who is a resident of the United States (for the purposes of The Canada-United States Tax Convention (1980)) such additional amounts (the "Additional Tax Amount") as may be necessary in order that every net payment of the principal of and interest on the Notes of this series and any other amounts payable on such Notes, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon such payment by Canada (a "Tax Event"), will not be less than the amount provided for in such Notes to be then due and payable. The Company will not, however, be required to make any payment of Additional Tax Amounts to any beneficial owner for or on account of:

  (i)
  any such tax, assessment or other governmental charge that would not have been so imposed but for a connection (including, without limitation, carrying on business in Canada or a Province of Canada or having a permanent establishment or fixed base in Canada or a Province of Canada) between such owner or the beneficial owner of a Note and Canada or a political subdivision or taxing authority of or in Canada, other than merely holding such Note or receiving payments with respect to such Note;

  (ii)
  any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge with respect to such Note;

  (iii)
  any tax, assessment or other governmental charge imposed by reason that such owner or beneficial owner of such Note does not deal at arm's length within the meaning of the Income Tax Act (Canada) with the Company;

  (iv)
  any tax, assessment or other governmental charge that is levied or collected otherwise than by withholding from payments on or in respect of such Note;

  (v)
  any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any such Note, if such payment can be made without such withholding by at least one other paying agent;

  (vi)
  any tax, assessment or other governmental charge that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the beneficial owner of such Note, if such compliance is required by Canada or any political subdivision or taxing authority of or in Canada as a precondition to relief or exemption from such tax, assessment or other governmental charge; or

  (vii)
  any combination of the items listed above;nor shall Additional Tax Amounts be paid with respect to any payment on such Notes where, had the beneficial owner of the Note been the holder of the Note, such beneficial owner would not have been entered to payment of Additional Tax Amounts by reason of any of the bullet points listed above.

        The Company shall have the right to redeem the Notes of this series prior to maturity as provided in the Indenture but subject to the provisions hereinafter set forth, in whole but not in part, if at any time prior to maturity if it is or will be obligated to pay the Additional Tax Amounts as described in this Section 4.1.

        Notice of such redemption shall not be given earlier than sixty days prior to the earliest date on which the Company would obligated to pay such Additional Tax Amounts if a payment in respect of the Notes of this series were then due. Notice of redemption will be given not less than twenty and not more than sixty days prior to the date fixed for redemption, which date and applicable redemption price will be specified in the notice. Prior to giving any notice of redemption, the Company will deliver to the Trustee (i) a certificate stating that it is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the Company's right to so redeem have occurred and (ii) an opinion of independent counsel or written advise of a qualified tax expert, such counsel or expert being reasonably acceptable to the Trustee, to such effect based on such statement of facts.

        In the event of such redemption, Holders shall receive the Redemption Amount and the Scheduled Trading Day that is the fifth Business Day after the Calculation Agent is notified by the Bank of the Tax Event (or, if a Disrupted Day exists with respect to the Reference Shares on such Scheduled Trading Day, the first following day that is a Scheduled Trading Day on which a Disrupted Day does not exist with respect to the Reference Shares) will be used as the Valuation Date for determining the Final Share Price (provided that if a Disrupted Day exists on ten consecutive Scheduled Trading Days after the scheduled Valuation Date, the tenth Scheduled Trading Day shall be the Valuation Date, and the Calculation Agent shall determine the Final Share Price on such date in good faith and in its sole discretion based upon its estimate of the value of the Reference Shares as of the close of trading on that tenth Scheduled Trading Day) and the Maturity Date will be the twentieth Business Day following such Valuation Date. In addition, the Notes are subject to adjustment as described herein.

Section 4.2    No Redemption.

        Except as provided in Section 4.1 the Notes of this series are not redeemable (at the option of the Company or the Holder) before maturity.

ARTICLE V

MISCELLANEOUS

Section 5.1    Events of Default.

        If an Event of Default with respect to Notes of this series shall occur and be continuing, the principal of the Notes of this series may be declared due and payable in the manner and with the effect provided in the Indenture. The amount payable to a Holder hereof upon any acceleration permitted under the Indenture will be equal to the Redemption Amount. In the case of an acceleration of the Notes, the Scheduled Trading Day that is preceding the date of acceleration (or, if a Disrupted Day exists with respect to the Reference Shares on such Scheduled Trading Day, the first following day that is a Scheduled Trading Day on which a Disrupted Day does not exist with respect to the Reference Shares) will be used as the Valuation Date for determining the Final Share Price (provided that if a Disrupted Day exists on ten consecutive Scheduled Trading Days after the scheduled Valuation Date, the tenth Scheduled Trading Day shall be the Valuation Date, and the Calculation Agent shall determine the Final Share Price on such date in good faith and in its sole discretion based upon its estimate of the value of the Reference Shares as of the close of trading on that tenth Scheduled Trading Day) and the accelerated Maturity Date will be the Business Day following such accelerated Valuation Date.

Section 5.2    Modifications and Waivers; Obligation of the Company Absolute.

        The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Notes of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the Notes at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes of each series at the time Outstanding, on behalf of the Holders of all Notes of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

        No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any other amounts required to be paid on this Note at the times, places and rate, and in the coin or currency, herein prescribed.

Section 5.3    Authorized Denominations.

        The Notes are issuable in registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture, and subject to certain limitations therein set forth and to the limitations described below, if applicable, Notes of this series are exchangeable for a like aggregate principal amount of Notes of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

Section 5.4    Restrictions on Transfer;Registration of Transfer.

        The minimum principal amount of any transfer of Notes shall be $1,000; provided that, any transfer of less than $5,000 shall be made either to (i) the Company or an affiliate thereof, (ii) a Holder currently owning at least $5,000 aggregate principal amount of Notes in a taxable account or (iii) a Holder currently owning at least $2,000 aggregate principal of Notes on behalf of a Plan, and provided further that after any transfer, the transferor shall own at least $5,000 aggregate principal amount of Notes in a taxable account or $2,000 aggregate principal amount of Notes on behalf of a Plan, as applicable, or shall have transferred all of its Notes.

        As provided in the Indenture and subject to certain limitations set forth therein and as may be set forth on the face hereof, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office or agency of the Issuer in any place where the principal of (and premium, if any) and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes of this series of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

        This Note is exchangeable only if (x) the Depository notifies the Company that it is unwilling or unable to continue as Depository for this Note or if at any time the Depository ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (y) the Company in its sole discretion determines that this Note shall be exchangeable for certificated Notes in registered form or (z) an Event of Default, or an event which with the passage of time or the giving of notice would become an Event of Default, with respect to the Notes represented hereby has occurred and is continuing, provided that the definitive Notes so issued in exchange for this permanent Note shall be in denominations of $1,000 and any integral multiple of $1,000 in excess thereof and be of like aggregate principal amount and tenor as the portion of this permanent Note to be exchanged, and provided further that, unless the Company agrees otherwise, Notes of this series in certificated registered form will be issued in exchange for this permanent Note, or any portion hereof, only if such Notes in certificated registered form were requested by written notice to the Trustee or the Securities Registrar by or on behalf of a person who is beneficial owner of an interest hereof given through the Holder hereof. Except as provided above, owners of beneficial interests in this permanent Note will not be entitled to receive physical delivery of Notes in certificated registered form and will not be considered the Holders thereof for any purpose under the Indenture.

        No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Section 5.5    Owners.

        Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note is overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

Section 5.6    Principal Amount for Indenture Purposes.

        For the purpose of determining whether Holders of the requisite amount of Notes of this series outstanding under the Indenture have made a demand, given a notice or waiver or taken any other action, the principal amount of this Note will be deemed to be the principal amount of this Note then outstanding.

Section 5.7    Calculation Agent.

        Absent manifest error, all determinations made by the Calculation Agent shall be final and binding on the Holder. The Company shall take such action as shall be necessary to ensure that there is at all relevant times a financial institution serving as the Calculation Agent hereunder. The Company may, in its sole discretion at any time and from time to time, upon written notice to the Trustee, but without notice to the Holder of this Note, terminate the appointment of any Person serving as the Calculation Agent and appoint another Person (including any affiliate of the Company) to serve as such agent. Insofar as this Note provides for the Calculation Agent to obtain any information from any institution or other source, the Calculation Agent may do so from any source or sources of the kind contemplated or otherwise permitted hereby notwithstanding that any one or more of such sources are such agent, affiliates of such agent or affiliates of the Company.

Section 5.8    No Recourse Against Certain Persons.

        No recourse for the payment of the principal or interest (and Additional Amounts, if any) on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation of either of them, either directly or through the Company or any successor corporation of either of them, whether by virtue of any constitution, statute or rule or law or by the enforcement of any assessment or penalty or otherwise, all such liability being by the acceptance hereof and as a condition of and as part of the consideration for the issue hereof, expressly waived and released.

Section 5.9    No Defeasance and No Sinking Fund.

        The provisions set forth in Sections 10.01(a) and (b) of the Indenture shall not apply to the Notes of this series. This Note is not to any sinking fund.

Section 5.10    Tax Treatment

        The Company intends to treat and, by purchasing this Note, the Holder hereof agrees to treat, for all tax purposes, this Note as a financial contract rather than as a debt instrument.

Section 5.11    Governing Law.

        The Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

Section 5.12    Notices.

        Notices to Holders of Registered Notes shall be sufficiently given if in writing and mailed, first-class postage prepaid, to each Holder entitled thereto, at his last address as it appears in the Security Register.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR
OTHER IDENTIFYING NUMBER OF ASSIGNEE

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer said Security on the books of the Company, with full power of substitution in the premises.
Dated:
Signature:

        NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON PAGE 1 OF THE WITHIN INSTRUMENT IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

QuickLinks

TRUSTEE'S CERTIFICATE OF AUTHENTICATION
ARTICLE I GENERAL
ARTICLE II PAYMENT
ARTICLE III ANTI-DILUTION ADJUSTMENTS
ARTICLE IV REDEMPTION
ARTICLE V MISCELLANEOUS